

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

David R. Koos
Chairman, Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, St 304
La Mesa, California 91942

Re: **Zander Therapeutics, Inc.**
Item 4.02 Form 8-K
Filed May 31, 2019
File No. 333-220790

Dear Mr. Koos:

We have reviewed your filing and have the following comment.

Please respond to this comment within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed May 31, 2019

Item 4.02 - Non-Reliance on Previously Issued Financial Statements, page 2

1.	You disclose that your September 30, 2018 and December 31, 2018 Forms 10-Q contain material accounting errors and should no longer be relied upon. Please amend your Form 8-K to clarify when you will file amended reports. In light of the restatements, tell us the basis for your previous assertions in accordance with Items 307& 308 of Regulation S-K, regarding your disclosure controls and procedures and internal control over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance